ASHLAND GLOBAL HOLDINGS INC.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, KY 41012

July 11, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
cc:	Craig Slivka
cc:	Terence O’Brien
cc:	Tracie Mariner
cc:	David Korvin

Re:	Ashland Global Holdings Inc.

Registration Statement on Form S-4

Filed May 31, 2016

File No. 333-211719

Dear Ms. Long:

We refer to the letter dated June 27, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Ashland Global Holdings Inc., a corporation organized and existing under the laws of Delaware (including, where applicable, its subsidiaries, “Ashland”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Ashland’s Registration Statement on Form S-4, Commission File No. 333-211719, filed on May 31, 2016 (the “Registration Statement”), in connection with Ashland’s proposed reorganization (the “Reorganization”).

Concurrently with this response letter, Ashland is electronically transmitting Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Ashland’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.	We note the disclosure that the discussion of the material U.S. federal income tax consequences contained in this registration statement is intended to provide only a general summary. Because the discussion is an opinion of counsel, please remove the disclosure that it is a “intended to provide only a general summary.”

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have removed the language stating that the disclosure is “intended to provide only a general summary”.

2.	Please quantify to the extent possible, the “significant costs and expenses” you expect to incur in the process of completing the initial phase of the separation and the final separation.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 16 of the Registration Statement Amendment has been supplemented to state an expected range of costs and expenses to be incurred in the process of completing the initial phase of the separation and the final separation. These costs and expenses include tax separation costs, advisory fees, financing fees, severance payments and other transaction costs.

3.	We note you have incorporated your interim financial statements for the fiscal quarter ended March 31, 2016, filed on April 26, 2016, by reference in your filing. In this regard, we have the following comments on your Form 10-Q for the fiscal quarter ended March 31, 2016:

•	Please expand your disclosures in your Management’s Discussion and Analysis to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

•	We note your disclosure of “Losses on pension and other postretirement plan remeasurements” which are excluded in your reconciliation of net income to Adjusted EBITDA on pages 41 and 42. Please expand your disclosure to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

Response: We have noted your request for expanded disclosures within our Management’s Discussion and Analysis (MD&A) to provide substantive justification as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c). Ashland has disclosed within MD&A in Form 10-Q for the fiscal quarter ended March 31, 2016, under the “Use of non-GAAP measures” section on page 38, that “Management believes the use of non-GAAP measures on a consolidated and reportable segment basis assists investors in understanding the ongoing operating performance by presenting comparable financial results between periods. The non-GAAP information provided is used by Ashland management and may not be determined in a manner consistent with the methodologies used by other companies.” In addition, Ashland goes on further to say the following, “Management believes Adjusted EBITDA, which includes the expected return on pension plan assets and excludes both the actual return on pension plan assets and the impact of actuarial gains and losses, provides investors with a meaningful supplemental presentation of Ashland’s operating performance.”

In future filings, we will expand our disclosures within this section of the MD&A to specifically emphasize our discussion around the usefulness of certain non-GAAP measures for investors by reorganizing the non-GAAP discussion so that the disclosure is more clearly defined and prominent. The following is an example of our revised disclosure that we expect to include in Ashland’s Form 10-Q for the interim period ended June 30, 2016.

Ashland has included within this document the following non-GAAP measures, on both a consolidated and reportable segment basis, which are not defined within U.S. GAAP and do not purport to be alternatives to net income or cash flows from operating activities as a measure of operating performance or cash flows:

•	EBITDA - net income, plus income tax expense (benefit), net interest and other financing expenses, and depreciation and amortization.
•	Adjusted EBITDA - EBITDA adjusted for discontinued operations, net gain (loss) on acquisitions and divestitures, other income and (expense) and key items (including the remeasurement gains and losses related to pension and other postretirement plans).
•	Adjusted EBITDA margin - Adjusted EBITDA, which can include pro forma adjustments, divided by sales.
•	Free cash flow - operating cash flows less capital expenditures and certain other adjustments as applicable.

Management believes the use of EBITDA and Adjusted EBITDA measures on a consolidated and reportable segment basis assists investors in understanding the ongoing operating performance by presenting comparable financial results between periods. Ashland believes that by removing the impact of depreciation and amortization and excluding certain non-cash charges, amounts spent on interest and taxes and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide Ashland’s investors with performance measures that reflect the impact to operations from trends in changes in sales, margin and operating expenses, providing a perspective not immediately apparent from net income and operating income. The adjustments Ashland makes to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in net income and operating income and which Ashland does not consider to be the fundamental attributes or primary drivers of its business. EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by Ashland’s management to evaluate financial performance on a consolidated and reportable segment basis and provide consistency in our financial reporting, facilitate internal and external comparisons of Ashland’s historical operating performance and its business units and provide continuity to investors for comparability purposes.

The free cash flow metric enables Ashland to provide a better indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Unlike cash flow provided by operating activities, free cash flow includes the impact of capital expenditures from continuing operations, providing a more complete picture of cash generation. Free cash flow has certain limitations, including that it does not reflect adjustment for certain non-discretionary cash flows such as mandatory debt repayments. The amount of mandatory versus discretionary expenditures can vary significantly between periods.

These non-GAAP measures should be considered supplemental in nature and should not be construed as more significant than comparable measures defined by U.S. GAAP. Limitations associated with the use of these non-GAAP measures include that these measures do not present all of the amounts associated with our results as determined in accordance with U.S. GAAP. The non-GAAP measures provided are used by Ashland management and may not be determined in a manner consistent with the methodologies used by other companies. EBITDA and Adjusted EBITDA provide a supplemental presentation of Ashland’s operating performance on a consolidated and reportable segment basis. Adjusted EBITDA generally includes adjustments for items that impact comparability between periods. In addition, certain financial covenants related to Ashland’s 2015 Senior Credit Agreement are based on similar non-GAAP measures and are defined further in the sections that reference this metric.

In accordance with U.S. GAAP, Ashland recognizes actuarial gains and losses for defined benefit pension and other postretirement benefit plans annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement during a fiscal year. Actuarial gains and losses occur when actual experience differs from the estimates used to allocate the change in value of pension and other postretirement benefit plans to expense throughout the year or when assumptions change, as they may each year. Significant factors that can contribute to the recognition of actuarial gains and losses include changes in discount rates used to remeasure pension and other postretirement obligations on an annual basis or upon a qualifying remeasurement, differences between actual and expected returns on plan assets and other changes in actuarial assumptions, for example the life expectancy of plan participants. Management believes Adjusted EBITDA, which includes the expected return on pension plan assets yet excludes both the actual return on pension plan assets and the impact of actuarial gains and losses, provides investors with a meaningful supplemental presentation of Ashland’s operating performance (see the Adjusted EBITDA reconciliation table on page [    ] and [    ] for additional details on exact amounts included within this non-GAAP measure related to pension and other postretirement plans.) Management believes these actuarial gains and losses are primarily financing activities that are more reflective of changes in current conditions in global financial markets (and in particular interest rates) that are not directly related to the underlying business. For further information on the actuarial assumptions and plan assets referenced above, see the MD&A - Critical Accounting Policies – Employee benefit obligations and Note M of the Notes to Consolidated Financial Statements within the 2015 Form 10-K.

Additionally, we have noted your comment on the expansion of disclosure related to the amount of net periodic pension cost included in Adjusted EBITDA. There are generally two significant components to the pension and other postretirement benefit costs recognized in Ashland’s Consolidated Statement of Comprehensive Income for a given year or period:

•	Pension and other postretirement costs recorded during the year – Ashland records the following elements of pension and other postretirement costs throughout the year based on actuarial assumptions which are established at the beginning of a given year, or after a qualifying interim remeasurement: service cost, interest cost, amortization of prior service cost (credit) and expected return on plan assets (applicable only to pension cost, as other postretirement benefit plans are unfunded).

•	Remeasurement gains and losses – Ashland immediately recognizes actuarial gains and losses in conjunction with the annual remeasurement or a qualifying interim remeasurement of pension and other postretirement benefits.

Within the Results of Operations – Consolidated Review “Use of non-GAAP measures” on page 39 of the Form 10-Q for the fiscal quarter ended March 31, 2016, we disclose that Adjusted EBITDA includes the expected return on pension plan assets and excludes both the actual return on pension plan assets and the impact of actuarial gains and losses. In future filings, we will expand our disclosures to quantify the amount of net periodic pension and other postretirement cost included in Adjusted EBITDA. The following is the example of the enhanced disclosure to be presented within the MD&A under the Results of Operations – Consolidated Review, Adjusted EBITDA reconciliation tables, as footnote (b) to the Adjusted EBITDA reconciliation:

Quarterly table:

(b) Includes $14 million and $8 million during the three months ended March 31, 2016 and 2015, respectively, of net periodic pension and other postretirement income recognized ratably through the fiscal year. This income is comprised of service cost, interest cost, expected return on plan assets, and amortization of prior service credit and is disclosed in further detail in Note K of the Notes to Condensed Consolidated Financial Statements.

Year to date table:

(b) Includes $27 million and $13 million during the six months ended March 31, 2016 and 2015, respectively, of net periodic pension and other postretirement income recognized ratably through the fiscal year. This income is comprised of service cost, interest cost, expected return on plan assets, and amortization of prior service credit and is disclosed in further detail in Note K of the Notes to Condensed Consolidated Financial Statements.

4.	We note that the tax opinion states that Ashland shareholders should not recognize any gain or loss in the Reorganization and that the aggregate tax basis of the Ashland Global common stock received in the Reorganization by an Ashland shareholder should be the same as such shareholder’s aggregate tax basis in the Ashland common stock surrendered in exchange. Please explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have revised our disclosure to indicate that counsel intends to provide a “will” opinion with respect to the tax consequences described in the two bullet points under “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to Ashland Shareholders”.

5.	With regard to the presentation of offering proceeds, please provide us details of your expectations for a firm commitment from your underwriters. Tell us how you intend to present pro forma information necessary to reflect varying assumptions about the size of the offering and application of proceeds. Refer to Rule 11-02(b) of Regulation S-X.

Response: The Staff’s comment is noted. In response to the first part of the Staff’s comment, our expectation is that the IPO will be consummated pursuant to a firm commitment underwriting. As part of the separation process, Ashland and Valvoline have been working with a financial advisor for over 12 months. In the 1-2 months prior to filing the registration statement on Form S-1 with respect to the IPO on May 31, 2016, Ashland and Valvoline identified a group of investment banks to act as lead underwriters in the IPO, including our financial advisor. Valvoline and the underwriters worked together closely leading up to the filing of the IPO registration statement to prepare the offering document, conduct due diligence and negotiate forms of certain key underwriting documents. At the time the IPO registration statement was filed with the Commission on May 31, 2016, the three active lead underwriters consented to have their names appear on the cover page of the IPO prospectus. These lead underwriters continue to assist Valvoline with revisions to the offering document and conduct customary due diligence, and are actively engaged in preparing a presentation to be used during the road show phase of the offering. Prior to the presentation of the anticipated offering proceeds in the pro forma information in the registration statement, we expect to consult with the lead underwriters extensively so that this assumption is consistent with the price range and other assumptions for the offering that will be included in the IPO registration statement in advance of the launch of the road show. Consistent with customary practices, at the time of pricing the offering, Valvoline and the underwriters will enter into an underwriting agreement for the sale of Valvoline common stock to the underwriters, subject to customary limited conditions.

In response to the second part of the Staff’s comment, we acknowledge that the size of the offering and application of proceeds may vary from the size of the offering and application of proceeds presented in the Unaudited Pro Forma Condensed Consolidated Financial Information beginning on page 52 of the Registration Statement Amendment and outlined in more detail in Note (A) thereto on page 58, which we refer to as our “base case” scenario. To illustrate to investors how the base case financial information with respect to Ashland Global and Valvoline would be impacted by these variations, we have included under “Additional Pro Forma Information” on page 61 of the Registration Statement Amendment selected pro forma financial information for a separation without an initial public offering by means of a pro rata distribution of 100% of the common stock of Valvoline to Ashland Global’s shareholders. We believe that the presentation of this alternative structure will illustrate to our shareholders how the base case capitalization of Ashland Global and Valvoline could be impacted by alterations in the separation structure. We believe that the presentation of the unaudited pro forma financial information and accompanying notes in the Registration Statement Amendment conforms in all material respects with Rule 11-02(b) of Regulation S-X.

6.	Please explain your basis for reflecting the IPO of Valvoline in the pro forma balance sheet, considering the spin-off of Valvoline will occur before the intended offering and the offering is not a condition to completion of the reorganization.

Response: The staff’s comment is noted. Rule 11-01(a) of Regulation S-X requires a registrant to furnish pro forma financial information when disposition of a significant portion of a business either by sale, abandonment or distribution to shareholders by means of a spin-off, split-up or split-off has occurred or is probable. Although neither the IPO nor the spin-off are conditioned on the Reorganization, we respectfully submit that they are probable. In September 2015, Ashland publicly announced its plan to separate its Valvoline business from its chemicals businesses, which businesses consist of its specialty ingredients and performance materials segments. Subsequently, Ashland began preliminary steps to reorganize its assets and liabilities so that it could separate its Valvoline business. In April 2016, Ashland publicly announced that it would pursue a two-step separation. To complete the initial phase of the separation, Ashland Global would cause Valvoline to do an initial public offering of up to 20% of its common stock. The separation would be followed by Ashland Global distributing, on a pro rata basis, the remaining common stock of Valvoline to Ashland Global’s shareholders upon expiration of the IPO lock-up (typically six months after completion of the IPO). In May 2016, Ashland Global and Valvoline filed registration statements with the Commission in an additional significant step toward completing the separation. Based on this public and demonstrable commitment to completing the separation and our current expectations, we believe that the separation is probable within the meaning of Rule 11-01(a) of Regulation S-X and, subject to market conditions, the two step process is the most likely means by which it will be completed. Accordingly, to present pro forma financial information giving effect to the spin-off without giving effect to the IPO is inconsistent with our well-founded expectations. Moreover, we believe it will be helpful for investors to understand how the IPO proceeds will be applied, as well as for investors to understand how Ashland Global will be comprised in the interim period between the IPO and the spin-off. Conversely, if we are not permitted to present the offering in the pro forma financial information, the circumstances of the larger transaction could lead to investor confusion insofar as, within a few short weeks of the mailing of the proxy statement for the Reorganization, the publicly available IPO registration statement will be updated to contain a comparable set of pro forma information that reflects the proceeds of the IPO. Investors will be better served if the Valvoline offering, including the anticipated application of the proceeds thereof, can be reflected in the Reorganization proxy statement because the publicly available information on the transactions as a whole included in the Registration Statement and the IPO registration statement will be aligned and will reflect our best assumptions about the transactions.

7.	We note that you have not incorporated by reference the Forms 8-K filed since the end of the fiscal year covered by Ashland’s 2015 Form 10-K. Please see Item 11(a)(2) of Form S-4, and revise.

Response: The Staff’s comment is noted. In response to the Staff’s comment we have included a bulleted statement on page 71 that incorporates by reference the Company’s Current Reports filed on Form 8-K since the end of the fiscal year covered by our 2015 Form 10-K.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Peter J. Ganz
Peter J. Ganz Senior Vice President, General Counsel and Secretary

cc:	Michael S. Roe, Ashland

Thomas E. Dunn, Cravath